1 April 5th, 2025 To the Harley-Davidson Board of Directors: Serving as a Board member for Harley-Davidson, Inc. (the “Company”) has been an honor. Harley-Davidson is the rare company with a meaning that stretches beyond its immediate stakeholders, and I have been privileged to be a custodian of this iconic American brand and manufacturer. As a Board member, I have gone to great lengths to work constructively with the Board and to give management adequate space and support to run the Company. Although I was not involved in the appointment of Jochen Zeitz as CEO, as this pre-dated my time on the Board, I was initially encouraged by his track record of successful brand-building at PUMA, and I supported many aspects of what I felt he was trying to achieve at Harley. Ultimately, however, it is the role of the Board to provide oversight and enforce accountability. To that end, I wrote a letter to you on Monday, April 1, 2025, with form and content similar to this letter’s. I expressed grave concerns about the current state of the Company and recommended specific actions, principally the immediate resignations of Chairman and CEO Jochen Zeitz, Lead Independent Director (“Presiding Director”) Tom Linebarger, and long-tenured Board member Sara Levinson. Unfortunately, thus far we have not made any meaningful progress, which I believe is necessary in order to set the Company on a renewed path to restore trust with key stakeholders and ultimately unlock the Company’s full potential. Therefore, I hereby tender my resignation from the Board of Directors of Harley-Davidson. This letter serves to outline the reasons for my resignation. The shareholder returns of the Company under current leadership show severe underperformance: While I am concerned about this severe underperformance, what I am most concerned about are the foundational building blocks that underpin any company’s long-term trajectory: culture, transparency and accountability, and the willingness of the Board and management to put the Company first. These concerns have increased exponentially in recent quarters. Total Shareholder Return During Tenure Tom Jochen Zeitz Linebarger Board CEO Harley-Davidson (13%) (40%) (17%) S&P 500 447% 388% 86% Self Reported Peer Group Average 511% 254% 21% Underperformance vs Peers (524%) (294%) (38%)